January 31, 2025

Yuran Yin
Chief Executive Officer
DT House Ltd
First Floor, Incubator Building
Masdar City, Abu Dhabi, United Arab of Emirates

       Re: DT House Ltd
           Draft Registration Statement on Form F-1
           Submitted January 3, 2025
           CIK No. 377-07662
Dear Yuran Yin:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted January 3, 2025
Cover Page

1. We note your disclosure that you will be a "controlled company" under Nasdaq listing rules upon consummation of the offering due to Ms. Yin's ownership of ordinary shares. Given such disclosure, please revise your statement that Ms. Yin "will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders" to state that such matters include the election of directors, amendment of organizational documents, and approval of major corporate transactions. Make conforming revisions to the risk factor disclosure at page 48
       stating that Ms. Yin "has substantial influence" and "may be able to exert significant voting influence over [y]our business" and on page 4 where you discuss the
 January 31, 2025
Page 2

       Controlling Shareholder's ownership interests after the offering. Also, on the prospectus cover page and in the definition of "Controlling Shareholder," please state that Ms. Yin is the Chief Executive Officer of the company.
Prospectus Summary
Business Overview, page 1

2. We note your disclosure that your travel-related services are "part of [y]our corporate consultancy services around the ESG thematic" and that you believe your "travel-
       related services would bring about a synergistic effect to [y]our corporate consultancy services from the ESG perspectives." As disclosure elsewhere implies that your corporate consultancy and travel-related services are distinct revenue streams, please revise your disclosure to better explain how these services are related to one another.
       Additionally, please revise the overview of your travel-related services to acknowledge your limited activities to date. For example, we note from the business disclosure that you have entered into two merchant agreements with travel platforms
       Trip.com Group Limited and Fliggy, whereas here you state that customers also consist of "other travel agencies...as well as other corporations and institutes."
3. Please balance disclosure of revenues for the years ended September 30, 2023 and
       2024 with disclosure of your costs and expenses for the same time period. Make conforming revisions at the outset of your business disclosure at page
70.
Risk Factors
Risks Related to Our Business and the Industry, page 15

4. Please ensure that the risk factors in this section reflect your current capacities and the products and services you offer. For example, at page 16 you mention "our taxation and accounting practices" and "our mix of practice offerings," whereas it appears from pages 72-73 that you offer only ESG-related consulting services, and it is unclear which "international operations" aside from those in Hong Kong and Abu Dhabi you are referring to at page 19. Identify the "historical rate[s] of growth" and "rapid growth" you refer to at page 18 in order to provide context for your statement that you
       "anticipate significant continuing growth in the foreseeable future."
We have not entered into long-term sales agreements with our clients and our sales may fluctuate..., page 26

5.     Please elaborate on the meaning of your statement that you offer corporate
       consultancy services "on a modularized basis" and explain how this impacts your fee arrangements with customers. Address risks associated with the concentration of revenues among certain "major customers" in the fiscal years ended September 30,
       2024 and 2023.
Risks Related to Doing Business in the UAE
Global economic uncertainty and unfavorable global economic conditions..., page
31

6. We note your disclosure that you may be adversely impacted by "general conditions in the global economy," including "increased inflation," as well as your discussion at page 62 of levels of discretionary spending due to "factors such as economic slowdown" as a major factor impacting your results of operation. If recent inflationary
 January 31, 2025
Page 3

       pressures have materially impacted your operations, please revise this risk factor to identify the types of inflationary pressures you are facing and how your business has been affected.
Industry and Market Data, page 49

7. As most information in this section is attributed to Mordor Intelligence, please clarify whether you commissioned any data or report from Mordor Intelligence or other third-
       party sources. If so, disclose as much and file their written consent as an exhibit to the registration statement. Refer to Rule 436 under the Securities Act. Dilution, page 57

8. Please tell us your consideration of deducting deferred offering costs in your calculation of net tangible book value.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Major Factors Affecting Our Results of Operations, page 62

9. Please briefly discuss any key "regulations that mandate disclosure or reporting of
       [clients'] ESG or sustainability practices" that impact your clients in the regions in which you operate and, therefore, demand for your corporate consultancy services.
       You state here and in the related risk factor at page 23 that changes in ESG and sustainability-related regulations could impact your results of operations, but it is unclear whether any in particular are material to the level of demand for your services.
       For example, we note the specific references to "Sustainability Accounting Standards
       Board" and "MSCI ESG Ratings" at page 72.
Business
Overview, page 70

10. Revise the statement that your corporate consultancy clients "consist of public companies in the United States and Hong Kong, as well as...private corporations in the UAE, Hong Kong and southeast Asia" or provide additional context to clarify how this is consistent with your disclosure at page 71 that you currently "do not have any business presence in the U.S. and Singapore." Where you discuss your expansion plans, please address associated timing and costs, to the extent known. Our Challenges, page 72

11. Please enhance your discussion of the challenges facing your business to provide a level of detail comparable to that which is provided for your competitive strengths and strategies.
Our Services
Corporate consultancy services, page 72

12. While we note your disclosure regarding the various "packages" of ESG consulting services that you offer, please provide additional detail regarding your standard contracts or arrangements with corporate consultancy customers. For example, explain how fees are structured, the typical length of such agreements, any material termination or liability provisions, etc., and file a form of such agreement as an
 January 31, 2025
Page 4

       exhibit or tell us why you are not required to do so. Explain whether and how the ability of clients to "subscribe to [y]our AI Agent" works in tandem with these arrangements and whether any clients have actually subscribed to this artificial intelligence program.
Information Technology Infrastructure, page 73

13. Clarify the status of development and utilization of your "AI Agent," as the statements here and at page 24 that it "is being developed by an external information technology consultant engaged by us" and "is still under development" appear inconsistent with disclosure throughout indicating that it is already used and available to "be subscribed by [y]our clients...at a fee." Please also provide a definition of "artificial intelligence"
       in the context of your business, elaborate on whether you are developing proprietary technology, utilizing open-source technology, and/or licensing the use of such technology, and explain the types and origins of data collected by your artificial intelligence platform. For example, clarify whether your artificial intelligence or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. Lastly, please enhance your risk factor disclosure to address the material risks to your business, operations, and financial condition in connection with the use and development of products using artificial intelligence technology, as we note that your risk factor disclosure at page 24 only speaks briefly to risks "if [y]our AI Agent does not work as planned." Revise or explain your reference to "[y]our all-in-one shipping solution" in conjunction with disclosure regarding the AI Agent in this section.
Travel-related services, page 74

14. Please provide a clear, concise explanation as to how revenues are earned and other amounts or commissions paid under the merchant agreements with Trip.com Group
       Limited and Fliggy. We note that you characterize these travel platforms as your
       "customers" throughout, but it also appears that you pay them certain annual and transaction fees and are charged commissions. Additionally, file full versions of these agreements as exhibits to the registration statement. In this regard,
Exhibit 10.9 is not
       in translated form, and Exhibit 10.10 does not include signatures or the "fee schedule"
       referenced in the agreement. To the extent applicable, comply with the requirements of Item 601(b)(10)(iv) in redacting specific provisions or terms of these exhibits.
15. Please clarify whether the "travel suppliers" discussed in your risk factor disclosure at page 29 are distinct from the "travel platforms" with which you have entered into merchant agreements. If so, please address the role of travel suppliers in this aspect of your business and disclose whether you are dependent on any in particular.
Regulations, page 79

16. For each of the government regulations that you identify and summarize, please also describe their material effects on your business. Refer to Item 4.B.8 of Form 20-F. For example, it is unclear how trademark and copyright laws impact your business given disclosure at page 78 that you have no trademark or patents, and while data privacy regulations are discussed in risk factors as potentially materially affecting your business, your discussion of Hong Kong and UAE data protection laws does not
 January 31, 2025
Page 5

       provide detail as to how they impact you.
Related Party Transactions, page 99

17. Please explain the basis on which Sealion Venture Partners Ptd. Ltd. is a related party by identifying its controlling shareholder that is the CFO designate of the company.
       Additionally, we note that the company acquired UFox in June 2024 from Lilin Hu, one of your executive officers. Please provide the information required by Item 7.B with respect to this transaction or explain why you believe you are not required to do
       so.
Material Income Tax Considerations, page 113

18.    As you state that the discussions in this section regarding BVI and Hong
Kong
       law constitute the opinions of Conyers and K M Lai & Li, respectively, please file the related short-form tax opinions as required by Section III.B.2 of Staff Legal Bulletin
       No. 19. Also revise the statement in the last paragraph of Exhibit 5.1 that counsel consents to the references to it in Enforceability of Civil Liabilities and Legal Matters
       to include the references to it in Material Income Tax Considerations. Finally, please revise Section 2.9 of Exhibit 5.1 to clarify that the assumption regarding "due execution and delivery thereof" is limited to parties other than the Company.
Notes to Consolidated Financial Statements, page F-7

19. You disclose you are a holding company and you rely on dividends and other distributions by your subsidiary for your cash and financing requirements. Please explain to us your consideration and application of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.
General

20. Please provide us with additional information regarding the level of operations that you conduct in Hong Kong. In this regard, we note that you "derive a significant part of [y]our revenue from operations in Hong Kong," generated all revenues in Hong
       Kong in 2023, and generated half of all revenues in Hong Kong in 2024. We further note that one director nominee and some percentage of employees are located in Hong
       Kong, and that you have provided some but not all disclosure sought by the Sample
       Letter to China-Based Companies issued by the Staff in December 2021. We also note that your operating subsidiary in the UAE was not formed until August 2024. Provide further details, including the location of your employees and major customers and/or suppliers and the percentage of revenues generated in Hong Kong thus far in 2025 (if possible), that would help us better understand whether you are based in or have a majority of your operations in Hong Kong.
21. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 January 31, 2025
Page 6

       Please contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services